Orbis
Grupa Hotelowa

05012646

Warsaw, 2005-11-02

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 16 2005
WASH, D.C. 185 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 34/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
NOV 18 2005
FIN.

dlw 11/18

82-5025

Current report no 34/2005

The Management Board of "Orbis" S.A. hereby informs about the acquisition, on October 28, 2005, by its subsidiary Hekon Hotele Ekonomiczne S.A., of 109 619 868 bonds having a nominal value of PLN 1 each (average unit acquisition price) redeemable on October 24, 2006. The bonds have been issued by "Orbis" S.A. on the basis of the Bonds' Act dated June 29, 1995. The Management Board determined the terms of issue based on the resolution of the General Meeting of Shareholders within the framework of the bond issue program (Current report no 25/2003). The reasons for and goals of the present bond issue and their acquisition by the subsidiary is the set-off of liabilities resulting from redemption of bonds issued on October 29, 2004, as well as purposes specified in the current report no 33/2004.